MANAGEMENT'S REPORT TO SHAREHOLDERS

The management of Bellatrix Exploration Ltd. is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this report. The consolidated financial statements have been prepared in accordance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts that are based on management's informed judgments and estimates where necessary.

The Company has established internal accounting control systems which are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the consolidated financial statements together with the other financial information for external purposes in accordance with International Financial Reporting Standards.

The Board of Directors, through its Audit Committee, monitors management's financial and accounting policies and practices and the preparation of these consolidated financial statements. The Audit Committee meets periodically with the external auditors and management to review the work of each and the propriety of the discharge of their responsibilities.

The Audit Committee reviews the consolidated financial statements of the Company with management and the external auditors prior to submission to the Board of Directors for final approval. The external auditors and the Board of Directors also review the Financial Report before it is finalized. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters. The Audit Committee reviews the independence of the external auditors and pre-approves audit and permitted non-audit services. The Shareholders have appointed KPMG LLP as the external auditors of the Company, and, in that capacity, they have examined the consolidated financial statements for the years ended December 31, 2012 and 2011.

(signed) “Raymond G. Smith”	(signed) “Edward J. Brown”

Raymond G. Smith, P.Eng.	Edward J. Brown, C.A.
President and CEO	Vice President, Finance and CFO

March 6, 2013

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Bellatrix Exploration Ltd.

We have audited the accompanying consolidated financial statements of Bellatrix Exploration Ltd., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2012 and December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bellatrix Exploration Ltd. as at December 31, 2012 and December 31, 2011 and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 6, 2013

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BELLATRIX EXPLORATION LTD.

CONSOLIDATED BALANCE SHEETS

As at December 31,

(expressed in Canadian dollars)

($000s)	2012	2011

ASSETS
Current assets
Accounts receivable (note 21)	$40,792	$45,322
Deposits and prepaid expenses	4,136	3,626
Commodity contract asset (note 21)	7,519	2,979
	52,447	51,927
Exploration and evaluation assets (note 6)	38,177	33,089
Property, plant and equipment (note 7)	589,759	484,301
Deferred taxes (note 15)	1,038	11,105
Total assets	$681,421	$580,422

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$50,771	$62,421
Current portion of finance lease obligation (note 10)	1,425	490
Commodity contract liability (note 21)	1,131	10,667
	53,327	73,578

Commodity contract liability (note 21)	6,214	2,944
Long-term debt (note 8)	133,047	56,701
Convertible debentures (note 9)	50,687	49,076
Finance lease obligation (note 10)	13,131	4,627
Decommissioning liabilities (note 11)	43,909	45,091
Total liabilities	300,315	232,017

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 12)	371,576	370,048
Equity component of convertible debentures (note 9)	4,378	4,378
Contributed surplus	37,284	33,882
Deficit	(32,132)	(59,903)
Total shareholders’ equity	381,106	348,405
Total liabilities and shareholders’ equity	$681,421	$580,422

COMMITMENTS (note 20)

SUBSEQUENT EVENT (note 22)

See accompanying notes to the consolidated financial statements.

On behalf of the Board of Directors

(signed) “Doug Baker”	(signed) “W.C. (Mickey) Dunn”

Doug Baker, FCA	W.C. (Mickey) Dunn
Director, Chairman, Audit Committee	Director, Chairman of the Board

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BELLATRIX EXPLORATION LTD. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME For the years ended December 31, (expressed in Canadian dollars)

($000s)	2012	2011

REVENUES
Petroleum and natural gas sales	$217,138	$200,187
Other income	2,176	2,131
Royalties	(38,756)	(34,698)
Total revenues	180,558	167,620

Realized gain on commodity contracts	11,269	567
Unrealized gain (loss) on commodity contracts	10,806	(6,900)
	202,633	161,287

EXPENSES
Production	53,316	50,313
Transportation	4,978	5,715
General and administrative (note 17)	14,272	12,358
Share-based compensation (note 13)	3,219	2,939
Depletion and depreciation (note 7)	75,720	63,384
Gain on property acquisition (note 7)	(16,160)	-
Loss (gain) on property dispositions (note 7)	4,113	(1,730)
Impairment loss on property, plant and equipment (note 7)	14,820	25,569
	154,278	158,548

NET PROFIT BEFORE FINANCE AND TAXES	48,355	2,739

Finance expenses (note 16)	10,517	7,920

NET PROFIT (LOSS) BEFORE TAXES	37,838	(5,181)

TAXES
Deferred tax expense (note 15)	10,067	768

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME	27,771	(5,949)

Net profit (loss) per share (note 19)
Basic	$0.26	$(0.06)
Diluted	$0.25	$(0.06)

See accompanying notes to the consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31,

(expressed in Canadian dollars)

($000s)	2012	2011

SHAREHOLDERS’ CAPITAL (note 12)
Common shares
Balance, beginning of year	$370,048	$316,779
Issued for cash, net of transaction costs	-	52,734
Issued on exercise of share options	1,093	381
Contributed surplus transferred on exercised options	435	154
Balance, end of year	371,576	370,048

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES (note 9)
Balance, beginning and end of year	4,378	4,378

CONTRIBUTED SURPLUS (note 13)
Balance, beginning of year	33,882	30,489
Share-based compensation expense	4,024	3,632
Adjustment of share-based compensation expense for forfeitures of unvested share options	(187)	(85)
Transfer to share capital for exercised options	(435)	(154)
Balance, end of year	37,284	33,882

DEFICIT
Balance, beginning of year	(59,903)	(53,954)
Net profit (loss)	27,771	(5,949)
Balance, end of year	(32,132)	(59,903)

TOTAL SHAREHOLDERS’ EQUITY	$381,106	$348,405

See accompanying notes to the consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

(expressed in Canadian dollars)

($000s)	2012	2011

Cash provided by (used in):

Cash flow from operating activities
Net profit (loss)	$27,771	$(5,949)
Adjustments for:
Depletion and depreciation	75,720	63,384
Finance expenses (note 16)	2,294	2,356
Share-based compensation (note 13)	3,219	2,939
Unrealized (gain) loss on commodity contracts	(10,806)	6,900
Gain on property acquisition (note 7)	(16,160)	-
Loss (gain) on property dispositions	4,113	(1,730)
Impairment loss on property, plant and equipment	14,820	25,569
Deferred tax expense (note 15)	10,067	768
Decommissioning costs incurred	(635)	(569)
Change in non-cash working capital (note 14)	(1,075)	4,524
	109,328	98,192

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital	1,093	55,385
Issue costs on share capital	-	(3,088)
Advances from loans and borrowings	528,529	372,141
Repayment of loans and borrowings	(452,183)	(356,612)
Obligations under finance lease (note 10)	(560)	(172)
	76,879	67,654
Change in non-cash working capital (note 14)	(55)	136
	76,824	67,790

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets	(17,118)	(16,839)
Additions to property, plant and equipment	(168,230)	(162,722)
Proceeds on sale of property, plant and equipment	6,660	4,203
	(178,688)	(175,358)
Change in non-cash working capital (note 14)	(7,464)	9,376
	(186,152)	(165,982)

Change in cash	-	-

Cash, beginning of year	-	-

Cash, end of year	$-	$-

Cash paid:
Interest	$5,676	$4,738
Taxes	-	-

See accompanying notes to the consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, public exploration and production company.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These consolidated financial statements (“financial statements”) were authorized by the Board of Directors on March 6, 2013. The Company prepared these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

b.	Basis of measurement

The consolidated financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality and within the framework of the significant policies summarized in note 3. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

3.	SIGNIFICANT ACCOUNTING POLICIES

a.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. Any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiary. All inter-entity transactions have been eliminated.

b.	Revenue Recognition

Revenues from the sale of petroleum and natural gas are recorded when title to the products transfers to the purchasers based on volumes delivered and contracted delivery points and prices. Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements and is included with petroleum and natural gas sales.

Processing charges to other entities for use of facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service agreements and are presented as other income.

c.	Joint Interests

A significant portion of the Company’s exploration and development activities are conducted jointly with others. The financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

d.	Property, Plant and Equipment and Exploration and Evaluation Assets

I.	Pre-exploration expenditures

Expenditures made by the Company before acquiring the legal right to explore in a specific area do not meet the definition of an asset and therefore are expensed by the Company as incurred.

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II.	Exploration and evaluation expenditures

Costs incurred once the legal right to explore has been acquired are capitalized as exploration and evaluation assets. These costs include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to an identifiable well and directly attributable general and administrative costs. These costs are accumulated in cost centres by property and are not subject to depletion until technical feasibility and commercial viability have been determined.

Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, or if facts and circumstances suggest that the carrying amount is unlikely to be recovered.

III.	Developing and production costs

Items of property, plant and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

Gains and losses on disposal of an item of property, plant and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within the Consolidated Statements of Comprehensive Income.

IV.	Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a well, field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

V.	Depletion and depreciation

Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes in relation to total estimated proven and probable reserves as determined annually by independent engineers and determined in accordance with National Instrument 51-101. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

Calculations for depletion and depreciation of production equipment are based on total capitalized costs plus estimated future development costs of proven and probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved and probable reserves are fully produced.

Depreciation of office furniture and equipment is provided for on a 20% declining balance basis. Depreciation methods, useful lives and residual values are reviewed at each reporting date.

e.	Impairment

I.	Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

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An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.

II.	Non-financial assets

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). Developing and producing assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. Fair value less costs to sell is determined to be the amount for which the asset could be sold in an arm’s length transaction. Fair value less costs to sell can be determined by using an observable market metric or by using discounted future net cash flows of proved and probable reserves using forecasted prices and costs. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or cash generating unit.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of goodwill, if any, allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Exploration and evaluation assets are grouped together with the Company’s CGU’s when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (oil and natural gas interests in property, plant and equipment).

f.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the risks have not been incorporated into the estimate of cash flows. The increase in the provision due to the passage of time is recognized within finance costs.

I.	Decommissioning obligations

The Company’s activities give rise to dismantling, decommissioning and site disturbance re-mediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

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Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. Changes in the present value of the estimated expenditure are reflected as an adjustment to the provision and the relevant asset. The unwinding of the discount on the decommissioning provision is recognized as a finance cost. Actual costs incurred upon settlement of the decommissioning liabilities are charged against the provision to the extent the provision was recognized.

II.	Environmental Liabilities

The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. The estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations. The estimates are subject to revision in future periods based on actual costs incurred or new circumstances. Any amounts expected to be recovered from other parties, including insurers, are recorded as an asset separate from the associated liability.

g.	Share-based Payments

I.	Equity-settled transactions

Bellatrix accounts for options issued under the Company’s share option plan to employees, directors, officers, consultants and other service providers by reference to the fair value of the equity instruments granted. The fair value of each share option is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase to contributed surplus. The Company estimates a forfeiture rate on the grant date and the rate is adjusted to reflect the actual number of options that actually vest. The expected life of the options granted is adjusted, based on the Company’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

II.	Cash-settled transactions

The Company’s Deferred Share Unit Plan (the “Plan”) is accounted for as a cash settled share based payment plan in accordance with IFRS 2 – “Share-based Payments” in which the fair value of the amount payable under the Plan is recognized as an expense with a corresponding increase in liabilities. The liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized in profit or loss.

h.	Income Taxes

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

I.	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

II.	Deferred income tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

i.	Financial Instruments

All financial instruments, including all derivatives, are recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in income. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to income when derecognized or impaired. The Company has the following classifications:

Financial Assets and Liabilities	Category	Subsequent Measurement
Cash and cash equivalents	Held-for-trading	Fair value through profit or loss
Accounts receivable	Loans and receivables	Amortized cost
Deposits and prepaid expenses	Other assets	Amortized cost
Commodity risk management contracts	Held-for-trading	Fair value through profit or loss
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Convertible debentures	Other liabilities	Amortized cost
Finance lease obligation	Other liabilities	Amortized cost

Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.

The Company utilizes financial derivatives and commodity sales contracts requiring physical delivery, to manage the price risk attributable to anticipated sale of petroleum and natural gas production and foreign exchange exposures. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, financial derivatives are classified as fair value through profit or loss and are recorded on the balance sheet at fair value.

The derivative financial instruments are initiated within the guidelines of the Company’s commodity price risk management policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

The Company accounts for its commodity sales and purchase contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, physical sales and purchase contracts are not recorded at fair value on the balance sheet. Settlements on these physical sales contracts are recognized in petroleum and natural gas sales.

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Financial instruments measured at fair value on the balance sheet require classification into one of the following levels of the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair value hierarchy level at which a fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The Company has categorized its financial instruments that are fair valued on the balance sheet according to the fair value hierarchy.

j.	Compound Financial Instruments

The Company’s compound financial instruments comprise of its convertible debentures that can be converted to common shares at the option of the holder, and the number of shares to be issued does not vary with changes in fair value.

The liability component of the convertible debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the convertible debenture and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible debentures is measured at amortized cost using the effective interest method. The equity component of the convertible debentures is not re-measured subsequent to initial recognition.

k.	Finance Lease Obligation

Leases which effectively transfer substantially all of the risks and rewards of ownership to the Company are classified as finance leases and are accounted for as an acquisition of an asset and an assumption of an obligation at the inception of the lease, measured as the present value of minimum lease payments to a maximum of the asset’s fair value. The asset is amortized in accordance with the Company’s depletion and depreciation policy. The obligations recorded under finance lease payments are reduced by the lease payments made.

l.	Basic and Diluted per Share Calculations

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. The Company uses the treasury share method to determine the dilutive effect of share options. Under the treasury share method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted per share amounts. The Company uses the “if-converted” method to determine the dilutive effect of convertible debentures.

m.	Finance Income and Expenses

Finance income is recognized as it accrues in profit or loss, using the effective interest method. Finance expense comprises interest expense on borrowings, amortization of deferred charges, accretion of the discount rate on provisions, accretion of the liability component of the convertible debentures and impairment losses recognized on financial assets.

n.	Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. All other borrowing costs are recognized in profit or loss using the effective interest method. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding borrowings during the period.

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o.	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

p.	Business Combinations

Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities and contingent liabilities assumed are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the aggregate consideration transferred, measured at the acquisition date fair value. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net income. Acquisition costs incurred are expensed.

4.	CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

The consolidated financial statements of the Company have been prepared by management in accordance with IFRS. The preparation of consolidated financial statements in conformity with IFRS requires management to make judgment, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period and accompanying notes. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

I.	Derivatives

The fair value of commodity contracts is estimated, whenever possible, based on published market prices, and if not available, on estimates from third party brokers, as at the balance sheet date and may differ from what will eventually be realized.

II.	Oil and gas reserves

Reserves and resources are used in the units of production calculation for depreciation, depletion and amortization and the impairment analysis which affect net profit. There are numerous uncertainties inherent in estimating oil and gas reserves. Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.

III.	Depreciation and depletion

Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes before royalties in relation to total estimated proved and probable reserves as determined annually by independent engineers and internal reserve evaluations on a quarterly basis determined in accordance with National Instrument 51-101. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

Calculations for depletion and depreciation of production equipment are based on total capitalized costs plus estimated future development costs of proved and probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved reserves are fully produced. The costs of acquiring and evaluating unproved properties are excluded from depletion calculations.

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IV.	Recoverability of asset carrying values

The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.

The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, economic and market conditions, timing of cash flows, the useful lives of assets and their related salvage values.

Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of its assets. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.

V.	Decommissioning obligations

Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.

VI.	Share-based compensation

The fair value of stock options granted is measured using a Black Scholes model. Measurement inputs include share price on measurement date, exercise price of the option, expected volatility, expected life of the options, expected dividends and the risk-free rate. The Company estimates volatility based on the historical share price. The expected life of the options is based on historical experience and general option holder behavior. Dividends were not taken into consideration as the Company does not expect to pay dividends. Management also makes an estimate of the number of options that will be forfeited and the rate is adjusted to reflect the actual number of options that actually vest.

VII.	Income taxes

Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. These differences could materially impact earnings.

VIII.	Business combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant, and equipment, and exploration and evaluation assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities in the purchase price allocation, and any resulting gain or loss. Future net earnings can be affected as a result of changes in future depletion, depreciation and accretion, and asset impairments.

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5.	NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The following pronouncements from the IASB are applicable to Bellatrix and will become effective for future reporting periods, but have not yet been adopted:

IFRS 9 - “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. This standard is effective for annual periods beginning on or after January 1, 2015 with different transitional arrangements depending on the date of initial application. The extent of the impact of the adoption of IFRS 9 has not yet been determined.

IFRS 10 - “Consolidated Financial Statements” (“IFRS 10”), which requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This standard replaces SIC-12 – “Consolidation—Special Purpose Entities” and parts of IAS 27 – “Consolidated and Separate Financial Statements.” Bellatrix intends to adopt IFRS 10, including the amendments issued in June 2012, in its financial statements for the annual period beginning on January 1, 2013. The adoption of IFRS 10 is currently not anticipated to impact the Company’s financial statements.

IFRS 11 – “Joint Arrangements” (“IFRS 11”), requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation, each having its own accounting model. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. The standard provides for a more substance based reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 – “Interests in Joint Ventures” and SIC-13 – “Jointly Controlled Entities—Non-monetary Contributions by Venturers” and establishes principles for accounting for all joint arrangements. Bellatrix intends to adopt IFRS 11, including the amendments issued in June 2012, in its financial statements for the annual period beginning on January 1, 2013. The adoption of IFRS 11 is currently not anticipated to have a significant impact on the Company’s financial statements.

IFRS 12 – “Disclosure of Interests in Other Entities” (“IFRS 12”), establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Bellatrix intends to adopt IFRS 12, including the amendments issued in June 2012, in its financial statements for the annual period beginning on January 1, 2013. The adoption of IFRS 12 is currently not anticipated to have a significant impact on the Company’s financial statements.

IFRS 13 – “Fair Value Measurement” (“IFRS 13”), is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRSs. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and applies prospectively from the beginning of the annual period in which the standard is adopted. The extent of the impact of the adoption of IFRS 13 on the Company’s financial statements has not yet been determined.

In June 2011, the IASB issued an amendment to IAS 1 - “Presentation of Financial Statements” (“IAS 1”) requiring companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss.  This amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012 with full retrospective application.  Early adoption is permitted. Bellatrix intends to adopt the amendments in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of the amendments on the financial statements has not yet been determined.

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6.	EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2010	$18,535
Additions	16,839
Transfer to oil and natural gas properties	(1,817)
Disposals (1)	(468)
Balance, December 31, 2011	33,089
Additions	17,118
Transfer to oil and natural gas properties	(10,301)
Disposals (1)	(1,729)
Balance, December 31, 2012	$38,177

(1) Disposals include swaps.

7.	PROPERTY, PLANT AND EQUIPMENT

($000s)
	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2010	$484,600	$2,236	$486,836
Additions	173,595	267	173,862
Transfer from exploration and evaluation assets	1,817	-	1,817
Disposals (1)	(2,697)	-	(2,697)
Balance, December 31, 2011	657,315	2,503	659,818
Additions	194,442	299	194,741
Transfer from exploration and evaluation assets	10,301	-	10,301
Disposals (1)	(10,950)	-	(10,950)
Balance, December 31, 2012	$851,108	$2,802	$853,910

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2010	$86,482	$774	$87,256
Charge for time period	63,085	299	63,384
Impairment loss	28,039	194	28,233
Impairment reversal	(2,664)	-	(2,664)
Disposals (1)	(692)	-	(692)
Balance, December 31, 2011	$174,250	$1,267	$175,517
Charge for time period	75,466	254	75,720
Impairment loss	14,760	60	14,820
Disposals (1)	(1,906)	-	(1,906)
Balance, December 31, 2012	$262,570	$1,581	$264,151
(1) Disposals include swaps.

Carrying amounts
At December 31, 2011	$483,065	$1,236	$484,301
At December 31, 2012	$588,538	$1,221	$589,759

Bellatrix has included $524.6 million (2011: $376.8 million) for future development costs and excluded $37.2 million (2011: $35.1 million) for estimated salvage from the depletion calculation for the three months ended December 31, 2012.

For the year ended December 31, 2012, the Company capitalized $4.3 million (2011: $3.6 million) of general and administrative expenses and $1.6 million (2011: $1.4 million) of share-based compensation expense directly related to exploration and development activities.

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Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $400 million debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

Property Acquisition

Effective November 1, 2012, Bellatrix acquired production and working interest in certain facilities, as well as undeveloped land in the Willesden Green area of Alberta for a cash purchase price of $20.9 million after adjustments. In accordance with IFRS, a property acquisition is accounted for as a business combination when certain criteria are met, such as the acquisition of inputs and processes to convert those inputs into beneficial outputs. Bellatrix assessed the property acquisition and determined that it constitutes a business combination under IFRS. In a business combination, acquired assets and liabilities are recognized by the acquirer at their fair market value at the time of purchase. Any variance between the determined fair value of the assets and liabilities and the purchase price is recognized as either a gain or loss in the statement of comprehensive income in the period of acquisition.

The estimated fair value of the property, plant and equipment acquired was determined using both internal estimates and an independent reserve evaluation. The decommissioning liabilities assumed were determined using the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired. A summary of the acquired property is provided below:

($000s)
Estimated fair value of acquisition:
Oil and natural gas properties	29,530
Exploration and evaluation assets	8,525
Decommissioning liabilities	(973)
37,082

Cash consideration	20,922

Gain on property acquisition	16,160

Included in the Company’s deferred tax expense for the year was a $4.0 million expense relating to the gain recognized on the property acquisition. If the acquisition had been effective January 1, 2012, the Company would have realized an estimated additional $5.6 million (unaudited) of production revenue and an estimated additional $2.1 million (unaudited) of profit before tax. Between the acquisition date and December 31, 2012, approximately $0.6 million of production revenue and $0.1 million of profit before tax was recognized relating to the acquired properties.

Impairment

Bellatrix assesses the recoverability of the carrying values of its oil and natural gas properties on a CGU basis. The composition of each CGU is determined based on factors such as common processing facilities, sales points, and commonalities in the geological and geophysical structure of individual areas.

In accordance with IFRS, the recoverability of a CGU’s carrying value is determined by calculating and using the greater of its Value in Use (“VIU”) or Fair Value Less Costs to Sell (“FVLCS”). VIU is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the assets in the CGU. FVLCS is determined to be the amount for which the assets in the CGU could be sold in an arm’s length transaction. FVLCS is calculated for each CGU based on independently available data on recent industry acquisition transactions (“transaction metrics”) applicable to the CGU based on similarities in assets involved in the transactions. These transaction metrics are determined as a dollar-value per boe for proved plus probable reserves. The per-boe value for each CGU is applied to the estimated boe proved plus probable reserves remaining in that CGU as determined at least annually by independent reserve engineers. The recoverable amount is compared to the carrying value of that CGU in order to determine if impairment exists. Impairment is recognized as an expense included in the Company’s consolidated statement of comprehensive income in the period in which it occurs.

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A 1% increase to the discount rates applied in 2012 year-end impairment calculations would result in an increase in impairment expense of $0.8 million. Identical decreases would result from a 1% decrease to the discount rates applied.

2012 Impairment

Bellatrix engaged an external reserve evaluator to prepare an updated company reserve report effective December 31, 2012. Overall corporate proved and probable reserve volumes increased significantly at December 31, 2012 compared to evaluated reserves at December 31, 2011. However, the fair values of two largely natural gas-weighted CGUs and one CGU with significant natural gas and heavy oil weightings were reduced, largely as a result of suppressed commodity prices.

As at December 31, 2012, Bellatrix performed an impairment test using VIU values in accordance with IAS 36, resulting in an excess of the carrying value of three CGUs over their recoverable amount, resulting in a non-cash $14.8 million impairment loss. In performing the test, future cash flows at between a 10% and 20% discount rate were used for the Company’s largely gas weighted North East Alberta, South East Alberta, and British Columbia CGUs. The Company’s core West Central Alberta CGU had no indicators of impairment. Discounted salvage values and discounted future associated general and administrative costs were also incorporated into the VIU calculation.

2011 Impairment

During the year ended December 31, 2011, Bellatrix performed an impairment test in accordance with IAS 36 resulting in an excess of the carrying value of three CGUs over their recoverable amount, resulting in a non-cash $25.6 million impairment loss.

IAS 36 requires impairment losses to be reversed when there has been a subsequent increase in the recoverable amount. In the case of an impairment loss reversal, the carrying amount of the asset or CGU is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or CGU for prior periods. In 2011, a partial reversal of impairment was recognized relating to a previous impairment for the Company`s South East Alberta CGU. As a result of the reversal, impairment expense for the 2011 year was reduced by $2.7 million.

8.	LONG-TERM DEBT

($000s)	2012	2011
Operating facility	$4,047	$5,701
Revolving term facility	129,000	51,000
Balance, end of year	$133,047	$56,701

Effective December 13, 2012, the Company’s borrowing base was increased from $200 million to $220 million through to the next scheduled borrowing base determination to be completed on or before May 31, 2013. Effective May 31, 2012, the revolving period of the credit facility was extended from June 26, 2012 to June 25, 2013. As of December 31, 2012, the Company’s credit facilities consist of a $25 million demand operating facility provided by a Canadian bank and a $195 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution. Amounts borrowed under the credit facility will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, LIBOR margin rate, or the bankers’ acceptance stamping fee, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company’s debt to cash flow ratio. The credit facilities are secured by a $400 million debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances. A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company’s debt to cash flow ratio.

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The revolving period for the revolving term credit facility will end on June 25, 2013, unless extended for a further 364 day period. Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 25, 2013. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on May 31, 2013.

Principal payment will not be required under the revolving term facility for more than 365 days from December 31, 2012 and as there is sufficient availability under the revolving term credit facility to cover the operating facility, the entire amounts owing on the credit facilities have been classified as long-term.

Pursuant to Bellatrix’s credit facilities, the Company is permitted to pay the semi-annual interest payments on the debentures, and payments by the Company to debenture holders in relation to the redemption of debentures and in relation to debenture normal course issuer bids approved by the Toronto Stock Exchange (the “TSX”), provided that the aggregate of all such normal course issuer bids and redemptions do not exceed $10.0 million in any fiscal year.

As at December 31, 2012, the Company had outstanding letters of credit totaling $0.6 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at December 31, 2012, the Company had approximately $87.0 million, or 40% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its operating debt covenants.

9.	CONVERTIBLE DEBENTURES

The following table sets forth a reconciliation of the convertible debentures:

Convertible debentures

($000s except number of debentures)	4.75%
Number of Debentures
Balance, December 31, 2011 and 2012	55,000
Debt Component
Balance, December 31, 2010	$47,599
Accretion	1,477
Balance, December 31, 2011	$49,076
Accretion	1,611
Balance, December 31, 2012	$50,687

Equity Component
Balance, December 31, 2011 and 2012	$4,378

On April 20, 2010, Bellatrix issued $55 million of 4.75% convertible unsecured subordinated debentures (the “4.75% Debentures”) on a bought deal basis. The 4.75% Debentures have a face value of $1,000 each, bear interest at the rate of 4.75% per annum payable semi-annually in arrears on the last day of April and October of each year commencing on October 31, 2010 and mature on April 30, 2015 (the “Maturity Date”). The 4.75% Debentures are convertible at the holder’s option and at any time prior to the close of business on the earlier of the close of business on the business day immediately preceding the Maturity Date and the date specified by the Corporation for redemption of the 4.75% Debentures into common shares of the Corporation at a conversion price of $5.60 per common share (the “Conversion Price”), subject to adjustment in certain events. The 4.75% Debentures are not redeemable by the Corporation before April 30, 2013. On and after April 30, 2013 and prior to April 30, 2014, the 4.75% Debentures are redeemable at the Corporation’s option, in whole or in part, at par plus accrued and unpaid interest if the weighted average trading price of the common shares for the specified period is not less than 125% of the Conversion Price. On and after April 30, 2014, the 4.75% Debentures are redeemable at the Corporation’s option, in whole or in part, at any time at par plus accrued and unpaid interest. The 4.75% Debentures are listed and posted for trading on the TSX under the symbol “BXE.DB.A”.

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As the 4.75% Debentures are convertible into common shares, the liability and equity components are presented separately. The initial carrying amount of the financial liability is determined by discounting the stream of future payments of interest and principal and has been determined to be $48.8 million. A total of $2.2 million of issue costs has been allocated to the liability component of the debentures. Using the residual method, the carrying amount of the conversion feature is the difference between the principal amount and the carrying value of the financial liability. Within the Shareholder’s Equity section of the consolidated financial statements, $4.4 million has been recorded as the carrying amount of the conversion feature of the debentures, net of $0.3 million of issue costs and $1.5 million of deferred taxes. The 4.75% Debentures, net of the equity component and issue costs is accreted using the effective interest rate method over the term of the 4.75% Debentures such that the carrying amount of the financial liability will equal the principal balance at maturity.

10.	FINANCE LEASE OBLIGATION

The Company entered into separate agreements in December 2012, 2011, and 2010 to raise $10 million, $3.7 million, and $1.6 million, respectively, for the Company’s proportionate share of the construction of certain facilities in each of the years.

The agreements resulted in the recognition of finance leases in 2012, 2011, and 2010 for the use of the constructed facilities. The agreements will expire in years 2030 to 2032, respectively, or earlier if certain circumstances are met. At the end of the term of each agreement, the ownership of the facilities is transferred to the Company. Assets under these finance leases at December 31, 2012 totaled $15.3 million (2011: $5.3 million) with accumulated depreciation of $1.4 million (2011: $0.4 million).

Multiple participants of the joint ventures were involved in the 2012, 2011, and 2010 agreements. Although the majority of participants were fully external to the Company, some related parties were involved in the 2011 and 2010 agreements. See note 18.

The following is a schedule of future minimum lease payments under the finance lease obligations:

Year ending December 31,	($000s)
2013	$3,552
2014	3,399
2015	3,244
2016	3,059
2017	2,719
Thereafter	13,472
Total lease payments	29,445
Amount representing implicit interest at 15.28%	(14,889)
14,556
Current portion of finance lease obligation	(1,425)
Finance lease obligation	$13,131

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11.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its decommissioning liabilities is approximately $51 million which will be incurred between 2013 and 2053. A risk-free rate between 1.14% - 2.36% (2011: 0.95% - 2.49%) and an inflation rate of 2.4% (2011: 2.4%) were used to calculate the fair value of the decommissioning liabilities as at December 31, 2012.

($000s)	2012	2011
Balance, beginning of year	$45,091	$38,710
Incurred on development activities	1,400	1,694
Acquired through business combinations	973	-
Revisions on estimates	(648)	4,703
Reversed on dispositions	(2,955)	(326)
Settled during the year	(635)	(569)
Accretion expense	683	879
Balance, end of year	$43,909	$45,091

12.	SHAREHOLDERS’ CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends declared by the Board of Directors; Bellatrix does not anticipate paying dividends.

	2012		2011
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	107,407,241	$370,048	97,446,026	$316,779
Shares issued for cash, net of transaction costs and tax effect of $0.8 million in 2011	-	-	9,822,000	52,734
Shares issued on exercise of options	461,533	1,093	139,215	381
Contributed surplus transferred on exercised options	-	435	-	154
Balance, end of year	107,868,774	$371,576	107,407,241	$370,048

13.	SHARE-BASED COMPENSATION PLANS

a.	Share Option Plan

Bellatrix has a share option plan where the Company may grant share options to its directors, officers, employees and service providers. Under this plan, the exercise price of each share option is not less than the volume weighted average trading price of the Company’s share price for the five trading days immediately preceding the date of grant. The maximum term of an option grant is five years. Option grants are non-transferable or assignable except in accordance with the share option plan and the holding of share options shall not entitle a holder to any rights as a shareholder of Bellatrix. Share options, entitling the holder to purchase common shares of the Company, have been granted to directors, officers, employees and service providers of Bellatrix. One third of the initial grant of share options normally vests on each of the first, second, and third anniversary from the date of grant.

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During the year ended December 31, 2012, Bellatrix granted 2,648,000 (2011: 2,544,000) share options. During the year ended December 31, 2012, the Company recorded share-based compensation of $3.8 million (2011: $3.5 million) related to its outstanding share options, net of forfeitures of $0.2 million (2011: $0.1 million), of which $1.6 million (2011: $1.4 million) was capitalized to property, plant and equipment. In addition, $1.0 million (2011: $0.8 million) (note 13 b.) was expensed in relation to the Director’s Deferred Share Unit Plan, resulting in total net share-based compensation of $3.2 million recognized as an expense for the 2012 year (2011: $2.9 million).

The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the years ended December 31, 2012 and 2011, and the weighted average assumptions used in their determination are as noted below:

	2012	2011
Inputs:
Share price	3.60	5.21
Exercise price	3.60	5.21
Risk free interest rate (%)	1.1	1.8
Option life (years)	2.8	3.6
Option volatility (%)	53	65
Results:
Weighted average fair value of each share option granted	1.28	2.48

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2011: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average TSX share trading price for the year ended December 31, 2012 was $4.31 (2011: $5.01).

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2010	$2.69	5,823,377
Granted	$5.21	2,544,000
Exercised	$2.74	(139,215)
Forfeited and cancelled	$4.37	(242,842)
Balance, December 31, 2011	$3.44	7,985,320
Granted	$3.61	2,648,000
Exercised	$2.37	(461,533)
Forfeited and cancelled	$4.50	(751,336)
Balance, December 31, 2012	$3.46	9,420,451

 As of December 31, 2012, a total of 10,739,129 share options were reserved, leaving an additional 1,318,678 available for future grants.

Share Options Outstanding, December 31, 2012

	Outstanding			Exercisable
			Weighted
		Weighted	Average
	At	Average	Remaining	At
Exercise Price	December, 2012	Exercise Price	Contractual Life	December 31, 2012	Exercise Price
$ 0.65 - $ 1.45	682,949	$1.02	1.3	682,949	$1.02
$ 1.46 - $ 1.99	1,177,449	$1.65	1.2	1,177,449	$1.65
$ 2.00 - $ 3.36	1,407,052	$2.41	2.2	973,718	$2.08
$ 3.37 - $ 3.84	1,575,000	$3.42	4.3	84,665	$3.70
$ 3.85 - $ 4.72	2,271,001	$3.95	2.8	1,172,313	$3.90
$ 4.73 - $ 5.50	2,307,000	$5.28	3.5	723,975	$5.26
$ 0.65 - $ 5.50	9,420,451	$3.46	2.8	4,815,069	$2.78

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Share Options Outstanding, December 31, 2011

	Outstanding			Exercisable
			Weighted
		Weighted	Average
	At	Average	Remaining	At
Exercise Price	December, 2011	Exercise Price	Contractual Life	December 31, 2011	Exercise Price
$ 0.65 - $ 1.45	758,028	$1.01	2.4	483,628	$1.02
$ 1.46 - $ 1.99	1,244,115	$1.66	2.3	914,105	$1.66
$ 2.00 - $ 3.36	1,273,676	$2.15	2.0	964,805	$2.19
$ 3.37 - $ 3.84	171,000	$3.66	4.1	38,333	$3.75
$ 3.85 - $ 4.72	1,921,001	$3.93	3.1	685,646	$3.98
$ 4.73 - $ 5.57	2,617,500	$5.25	4.0	287,833	$5.11
$ 0.65 - $ 5.57	7,985,320	$3.44	3.1	3,374,350	$2.51

b.	Deferred Share Unit Plan

On May 11, 2011, the Board of Directors of Bellatrix approved a Directors’ Deferred Share Unit Plan (“the Plan”) where the Company may grant to non-employee directors Deferred Share Units (“DSUs”), each DSU being a right to receive, on a deferred payment basis, a cash payment equivalent to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the redemption date of such DSU. Participants of the Plan may also elect to receive their annual remuneration in the form of DSUs. Subject to TSX and shareholder approval, Bellatrix may elect to deliver common shares from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of the DSUs. The DSUs vest immediately and must be redeemed by December 1st of the calendar year immediately following the year in which the participant ceases to hold all positions with Bellatrix or earlier if the participant elects to have the DSUs redeemed at an earlier date (provided that the DSUs may not be redeemed prior to the date that the participant ceases to hold all positions with Bellatrix). On a go forward basis, it is intended that in the event of a share based award, non-employee directors would receive DSU grants instead of share option grants.

During the year ended December 31, 2012, the Company granted 249,298 (2011: 159,226) DSUs and had 408,524 DSUs outstanding as at December 31, 2012 (2011: 159,226). For the year ended December 31, 2012, Bellatrix recorded approximately $1.0 million (2011: $0.8 million) of share based compensation expense and had a liability balance of $1.7 million (2011: $0.8 million) relating to the Company’s outstanding DSUs.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

($000s)	2012	2011
Changes in non-cash working capital items:
Accounts receivable	$4,530	$(5,822)
Deposits and prepaid expenses	(510)	993
Accounts payable and accrued liabilities	(12,614)	18,865
	$(8,594)	$14,036
Changes related to:
Operating activities	$(1,075)	$4,524
Financing activities	(55)	136
Investing activities	(7,464)	9,376
	$(8,594)	$14,036

15.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

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Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at December 31, 2012, Bellatrix had approximately $584 million in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $10 million that expire in years through 2027.

The provision for income taxes differs from the expected amount calculated by applying the combined Federal and Provincial corporate income tax rate of 25.0% (2011: 26.5%) to loss before taxes. This difference results from the following items:

($000s)	2012	2011
Expected income tax expense (recovery)	$9,459	$(1,373)
Share based compensation expense	564	576
Change in tax rates	-	(6)
Flow through shares	-	1,537
Other	44	34
Deferred tax expense (recovery)	$10,067	$768

The statutory tax rate decreased to 25.0% in 2012 from 26.5% in 2011 as a result of tax legislation enacted in 2007.

The components of the net deferred tax asset at December 31 are as follows:

($000s)	2012	2011
Deferred income tax liabilities:
Equity component of 4.75% Debentures	$(799)	$(1,078)
Property, plant and equipment and exploration and evaluation assets	(17,737)	(8,126)
Commodity contract asset	(43)	-
Deferred income tax assets:
Finance lease obligation	3,639	1,279
Property, plant and equipment and exploration and evaluation assets	-	-
Commodity contract liability	-	2,658
Decommissioning liabilities	10,977	11,273
Share issue costs	834	1,174
Non-capital losses	2,500	2,500
Attributed Canadian Royalty Income	1,209	1,209
Other	458	216
Deferred income tax asset	$1,038	$11,105

The Company has recognized a net deferred tax asset based on the independently evaluated reserve report as cash flows are expected to be sufficient to realize the deferred tax asset.

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A continuity of the net deferred income tax asset (liability) for 2012 and 2011 is provided below:

Movement of temporary differences during the year

($000s)	Balance, Jan. 1, 2012	Recognized in profit or loss	Recognized in equity	Flow through shares	Balance, Dec. 31, 2012
Property, plant and equipment and exploration and evaluation assets	$(8,126)	$(9,611)	$-	$-	$(17,737)
Decommissioning liabilities	11,273	(296)	-	-	10,977
Commodity contract liability	2,658	(2,701)	-	-	(43)
Share issue costs	1,174	(340)	-	-	834
Non-capital losses	2,500	-	-	-	2,500
Equity component of 4.75% debentures	(1,078)	279	-	-	(799)
Finance lease obligation	1,279	2,360	-	-	3,639
Attributed Canadian Royalty Income	1,209	-	-	-	1,209
Other	216	242	-	-	458
	$11,105	$(10,067)	$-	$-	$1,038

($000s)	Balance, Jan. 1, 2011	Recognized in profit or loss	Recognized in equity	Flow through shares	Balance, Dec. 31, 2011
Property, plant and equipment and exploration and evaluation assets	$2,991	$(7,349)	$-	$(3,768)	$(8,126)
Decommissioning liabilities	9,729	1,544	-	-	11,273
Commodity contract liability	989	1,669	-	-	2,658
Share issue costs	752	(399)	821	-	1,174
Non-capital losses	79	2,421	-	-	2,500
Equity component of 4.75% debentures	(1,354)	276	-	-	(1,078)
Finance lease obligation	399	880	-	-	1,279
Attributed Canadian Royalty Income	1,209	-	-	-	1,209
Other	26	190	-	-	216
	$14,820	$(768)	$821	$(3,768)	$11,105

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16.	FINANCE INCOME AND EXPENSES

($000s)	2012	2011
Finance expense
Interest on long-term debt	$5,603	$2,952
Interest on convertible debentures	2,620	2,612

Accretion on convertible debentures	1,611	1,477
Accretion on decommissioning liabilities	683	879
	2,294	2,356
Finance expense	$10,517	$7,920

17.	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME PRESENTATION

A mixed presentation of nature and function was used for the Company`s presentation of operating expenses in the consolidated statement of comprehensive income for the current and comparative years. General and administrative expenses are presented by their function. Other expenses, including production, transportation, depletion and dispositions are presented by their nature. Such presentation is in accordance with industry practice.

Total employee compensation costs included in total production and general administrative expenses in the consolidated statements of comprehensive income are detailed in the following table:

($000s)	2012	2011
Production	885	818
General and administrative (1)	8,292	6,497
Employee compensation	$9,177	$7,315

(1) Amount shown is net of capitalization

18.	RELATED PARTY TRANSACTIONS

a.	Finance lease agreements

Previous to 2012, the Company entered into agreements to obtain financing in the amount of $5.3 million for the construction of certain facilities.

Members of the Company’s management team and entities affiliated with them provided financing of $900,000. The terms of the transactions with those related parties were the same as those with arms-length participants.

b.	Key Management Compensation

Key management includes officers and directors (executive and non-executive) of the Company. The compensation paid or payable to key management for employee services is shown below:

($000s)	2012	2011
Salaries and other short-term employee benefits	$4,611	$3,960
Long-term incentive compensation	77	59
Share-based compensation (1)	2,942	2,506
	$7,630	$6,525

(1) Share-based compensation include share options and DSUs.

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19.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the year ended December 31, 2012 was based on a net profit of $27.8 million (2011: net loss of $5.9 million).

	2012	2011
Basic common shares outstanding	107,868,774	107,407,241
Dilutive effect of:
Share options outstanding	9,420,451	7,985,320
Shares issuable for convertible debentures	9,821,429	9,821,429
Diluted common shares outstanding	127,110,654	125,213,990
Weighted average shares outstanding	107,543,811	103,857,689
Dilutive effect of share options and convertible debentures (1)	1,581,283	-
Diluted weighted average shares outstanding	109,125,094	103,857,689

(1)	For the year ended December 31, 2012, a total of 7,839,168 (2011: 7,985,320) share options and 9,821,429 (2011: 9,821,429) common shares issuable pursuant to the conversion of the 4.75% Debentures were excluded from the calculation as they were not dilutive.

20.	COMMITMENTS

The Company is committed to payments under fixed term operating leases which do not currently provide for early termination. The Company’s commitment for office space as at December 31, 2012 is as follows:

($000s) Year	Gross Amount	Recoveries	Net amount
2013	$2,254	$947	$1,307
2014	1,520	641	879

Subsequent to year end, Bellatrix entered into a fixed term operating lease agreement for corporate office space in a new location, commencing September 1, 2013. Bellatrix is currently pursuing subleasing options for the remaining term of its existing corporate office space. A summary of the Company’s commitment for the new office space is as follows:

($000s) Year	Total amount
2013	$388
2014	2,153
2015	2,243
2016	2,243
2017	2,243
More than 5 years	14,449

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As at December 31, 2012, Bellatrix committed to drill 3 gross (1.7 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $6.5 million.

In addition, Bellatrix entered into two joint venture agreements during the 2011 year and an additional joint venture agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Venture Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Agreement Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$52.5	$140.0	$35.0
Remaining wells to drill at December 31, 2012	8	32	10
Remaining estimated total cost ($000s)	$28.0	$112.0	$35.0

21.	FINANCIAL RISK MANAGEMENT

a.	Overview

The Company has exposure to the following risks from its use of financial instruments:

-	Credit risk
-	Liquidity risk
-	Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

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b.	Credit risk

As at December 31, 2012, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	10,084	1,737	11,821
Amounts due from government agencies	188	729	917
Revenue and other accruals	21,688	4,677	26,365
Cash call receivables	-	65	65
Plant revenue allocation receivable	-	2,855	2,855
Less: Allowance for doubtful accounts	-	(1,231)	(1,231)
Total accounts receivable	31,960	8,832	40,792
Less:
Accounts payable due to same partners	-	(241)	(241)
Subsequent receipts to February 22, 2013	(24,190)	(506)	(24,696)
	7,770	8,085	15,855

Amounts due from government agencies include GST and royalty adjustments. Plant revenue allocation receivable includes amounts under dispute over plant revenue allocations, net of expenses, from an operator. The Company has commenced legal action for collection of these amounts. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

c.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity is to make reasonable efforts to sustain sufficient liquidity to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has a revolving reserve-based credit facility, as outlined in note 8, which is reviewed at least annually by the lender. The Company attempts to match its payment cycle with the collection of petroleum and natural gas revenues on the 25th of each month. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

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The following are the contractual maturities of liabilities as at December 31, 2012:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	4-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$50,771	$50,771	$-	$-	$-
Long-term debt – principal (2)	133,047	-	133,047	-	-
Convertible debentures – principal	55,000	-	55,000	-	-
Convertible debentures – interest (3)	6,085	2,613	3,472	-	-
Commodity contract liability	7,345	1,131	6,214	-	-
Decommissioning liabilities (4)	43,909	-	7,187	5,796	30,926
Finance lease obligation	14,556	1,425	3,069	3,172	6,890
Total	$310,713	$55,940	$207,989	$8,968	$37,816

(1) Includes $0.4 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.2 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.

(3) The 4.75% Debentures outstanding at December 31, 2012 bear interest at a coupon rate of 4.75% per annum, which currently requires total annual interest payments of $2.6 million.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2013 and 2053).

d.	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s petroleum and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for petroleum and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollar. As at December 31, 2012, if the Canadian/US dollar exchange rate had decreased by US$0.01 with all other variables held constant, after tax net profit for the year ended December 31, 2012 would have been approximately $0.8 million higher. An equal and opposite impact would have occurred to net profit had the Canadian/US dollar exchange rate increased by US$0.01.

The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2012.

Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also world economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

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The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of eighteen months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

As at December 31, 2012, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$94.50 CDN	$94.50 CDN	WTI
Crude oil call option	January 1, 2013 to Dec. 31, 2013	3,000 bbl/d	-	$110.00 US	WTI
Crude oil call option	January 1, 2014 to Dec. 31, 2014	3,000 bbl/d	-	$105.00 US	WTI
Natural gas fixed (1)	April 1, 2013 to Oct. 31, 2013	20,000 GJ/d	$4.0875 CDN	$4.0875 CDN	AECO
Natural gas fixed (2)	April 1, 2013 to Oct. 31, 2013	10,000 GJ/d	$4.15 CDN	$4.15 CDN	AECO

(1) Subsequent to year end, the fixed price on this contract was reset to $3.05/GJ, resulting in cash proceeds of $4.3 million paid to the Company.

(2) Subsequent to year end, the fixed price on this contract was reset to $3.095/GJ resulting in cash proceeds of $2.2 million paid to the Company.

Subsequent to December 31, 2012, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	April 1, 2013 to June 30, 2014	15,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	Feb. 1, 2013 to Dec. 31, 2013	10,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its bank debt which bears a floating rate of interest. As at December 31, 2012, if interest rates had been 1% lower with all other variables held constant, after tax net profit for the year ended December 31, 2012 would have been approximately $1.0 million higher, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

The Company had no interest rate swap or financial contracts in place as at or during the year ended December 31, 2012.

e. Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, bank debt, convertible debentures and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, issue convertible debentures, adjust its capital spending, and/or dispose of certain assets to manage current and projected debt levels.

The Company monitors capital based on the ratio of total net debt to annualized funds flow (the “ratio”). This ratio is calculated as total net debt, defined as outstanding bank debt, plus the liability component of convertible debentures, plus or minus working capital (excluding commodity contract assets and liabilities and deferred tax assets or liabilities), divided by funds flow from operations (cash flow from operating activities before changes in non-cash working capital and deductions for decommissioning costs) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. Bellatrix does not pay dividends.

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As at December 31, 2012 the Company’s ratio of total net debt to annualized funds flow (based on fourth quarter funds flow) was 1.6 times. The total net debt to annualized funds flow ratio as at December 31, 2012 increased from that at December 31, 2011 of 1.0 times due an increase in total net debt resulting from the timing of the Company’s 2012 capital expenditure program, a property acquisition in the fourth quarter of 2012 and slightly lower annualized funds flow. The Company continues to take a balanced approach to the priority use of funds flows. The 4.75% Debentures have a maturity date of April 30, 2015. Upon maturity, the Company may settle the principal in cash or issuance of additional common shares.

Excluding the 4.75% Debentures, net debt to annualized funds flow based on year-end results was 1.2 times.

The Company’s capital structure and calculation of total net debt and total net debt to funds flow ratios as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio

	Years ended December 31,
($000s, except where noted)	2012	2011

Shareholders’ equity	381,106	348,405

Long-term debt	133,047	56,701
Convertible debentures (liability component)	50,687	49,076
Working capital deficiency (2)	5,843	13,473
Total net debt (2) at year end	189,577	119,250

Debt to funds flow from operations (1) ratio (annualized) (3)
Funds flow from operations (1) (annualized)	119,460	120,480
Total net debt (2) at year end	189,577	119,250
Total net debt to periods funds flow from operations ratio (annualized) (3)	1.6x	1.0x

Net debt (2) (excluding convertible debentures) at year end	138,890	70,174
Net debt to periods funds flow from operations ratio (annualized) (3)	1.2x	0.6x

Debt to funds flow from operations (1) ratio
Funds flow from operations (1) for the year	111,038	94,237
Total net debt (2) to funds flow from operations for the year	1.7x	1.3x

Net debt (2) (excluding convertible debentures) to funds flow from operations for the year	1.3x	0.7x

(1)	As detailed previously in this Management’s Discussion and Analysis, funds flow from operations is a term that does not have any standardized meaning under Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations is calculated as cash flow from operating activities, less decommissioning costs incurred and changes in non-cash working capital incurred.
(2)	Net debt and total net debt are considered additional GAAP measures. The Company’s calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligation and the deferred tax liability. Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligation. Net debt also excludes the liability component of convertible debentures. Total net debt and net debt are additional GAAP measures.

(3)	Total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon fourth quarter funds flow from operations annualized.

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The Company’s credit facility is based on petroleum and natural gas reserves (see note 8). The credit facility outlines limitations on percentages of forecasted production, from external reserve engineer data, which may be hedged through financial commodity price risk management contracts.

f. Fair value of financial instruments

The Company’s financial instruments as at December 31, 2012 include accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, long-term debt and convertible debentures. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at December 31, 2012 was a net asset of $0.2 million (2011: $10.6 million net liability). The commodity contracts are classified as level 2 within the fair value hierarchy.

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

The fair value of the 4.75% Debentures of $57.5 million is based on exchange traded values. The 4.75% Debentures are classified as level 1 within the fair value hierarchy.

22.	SUBSEQUENT EVENT

Cardium Joint Venture

Bellatrix has entered into a joint venture agreement with a Seoul Korea based company (“JV Partner”), to accelerate development of Bellatrix’s extensive undeveloped Cardium land holdings in west-central Alberta. Under the terms of the agreement, the JV Partner will contribute 50%, or CDN$150 million, to a $300 million joint venture (the “Joint Venture”) to participate in an expected 83 Cardium well program. Under the agreement, the JV Partner will earn 33% of Bellatrix’s working interest in the Cardium well program until payout (being recovery of the JV Partner’s capital investment plus an 8% return on investment) on the total program, which is expected to occur prior to a maximum of 7 years, reverting to a 20% working interest after payout. The effective date of the agreement is April 1, 2013 but with the ability of the JV Partner to elect to invest in the wells drilled between January 1 and up to April 30, 2013. Certain conditions precedent are expected to be satisfied or waived by April 22, 2013 which is expected to enable closing to occur on or before April 30, 2013. Bellatrix will be required to provide a guarantee of the return of the JV Partner’s capital investment of up to $30 million if not recovered within 7 years.

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